SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     American International Industries, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         -------------------------------
                         (Title of Class of Securities)

                                  02686Y 10 2
                                  -----------
                                 (CUSIP Number)

         Henry I. Rothman, Esq.                               [NAME OF ATTORNEY]
         Parker Chapin LLP                                    [FIRM]
         The Chrysler Building                                [FIRM ADDRESS]
         405 Lexington Avenue
         New York, New York 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 6, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

       Growth International Ltd.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ X ]
         (b)      [   ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                2,349,400
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                      0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           2,349,400
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                 0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,349,400
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   1.67%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    CO

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  C-Saw Investments (USA) Ltd.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ X ]
         (b)      [   ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------


4.       Source of Funds (See Instructions)               WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                 2,079,700
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                       0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power            2,079,700
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                  0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                   2,079,700
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   1.48%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    CO

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Jericho Partners, Ltd.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ X ]
         (b)      [   ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------


4.       Source of Funds (See Instructions)               WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                 4,902,800
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                       0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power            4,902,800
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                  0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                   4,902,800
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   3.48%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    CO

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  George Guttman

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ X ]
         (b)      [   ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)               N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                         0
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power               9,331,900
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                    0
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power          9,331,900
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   6.74%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    IN

* Includes 2,750,000 shares issuable upon the exercise of warrants.

ITEM 1.      SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of American International Industries, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 601 Hanson Rd., Kemah, Texas 77565.

ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Growth International Ltd., a New York corporation ("Growth"), C-Saw Investments
(USA) Ltd., a New York corporation ("C-Saw USA"), Jericho Partners, Ltd., a New York corporation ("Jericho"), and George Guttman (collectively, the "Reporting Persons"). George Guttman is deemed to control Growth, C-Saw USA and Jericho as he owns 100% of the capital stock of Growth, C-Saw USA and Jericho.

         The Reporting Persons are deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act.

         The principal business of Growth International Ltd. ("Growth") is investment and financial consulting. The principal business address of Groeth is 930 East 7th Street, Suite 4-F, Brooklyn, New York 11230. During the last five years, Growth has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Growth has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         The principal business of C-Saw Investments (USA) Ltd. ("C-Saw USA") is investment and financial consulting. The principal business address of C-Saw USA is 930 East 7th Street, Suite 4-F, Brooklyn, New York 11230. During the last five years, C-Saw USA has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, C-Saw USA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         The principal business of Jericho is investment and financial consulting. The principal business address of Jericho is 930 East 7th Street, Suite 4-F, Brooklyn, New York 11230. During the last five years, Jericho has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Jericho has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mr. George Guttman is the President and a Director of Growth, C-Saw USA and Jericho and owns 100% of Growth, C-Saw USA and Jericho. The principal business address of Mr.

Guttman is 930 East 7th Street, Suite 4-F, Brooklyn, New York 11230. Mr. Guttman is a United States citizen. Mr. Guttman's present principal occupation is President of Growth, C-Saw USA and Jericho. In September 1996, when Mr. Guttman was a registered representative of an NASD member firm, certain of his customers alleged that he engaged in unauthorized transactions in their accounts (the "September 1996 Allegations"). Mr. Guttman denied such allegations. In December 1997, for the purpose of settlement, Mr. Guttman submitted to NASD Regulation, Inc. a Letter of Acceptance, Waiver and Consent (the "LAWC"). In the LAWC, Mr. Guttman accepted and consented, without admitting or denying the alleged violations, (i) to certain findings by NASD Regulation, Inc, (ii) to a fine and
(iii) to a 12-month bar from associating with any NASD member firm, with the right to reapply and requalify for association after such time. In February 1999, the United States Attorney of the Southern District of New York alleged that on or about June 3, 1998, Mr. Guttman provided false information to an attorney with the Securities and Exchange Commission with respect to the September 1996 Allegations.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used in making the purchases described herein was internal funds constituting working capital. The aggregate amount of the purchase price was Six Hundred Eighty-two Thousand One Hundred Sixty-eight Dollars ($682,168.00).

ITEM 4.      PURPOSE OF THE TRANSACTION.

         The acquisition of the Common Stock of the Issuer was made by the Reporting Persons for investment purposes only. The Reporting Persons do not have any plans or proposals which relate to or would relate to: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each member of the group, or an aggregate of 9,331,900 shares of Common Stock of the Issuer. This constitutes 6.74% of the outstanding shares of Common Stock of the Issuer.

         (b) The following information concerns the nature of each Reporting Person's beneficial ownership of the Common Stock of the Issuer:

                                                    Sole power to vote or direct     Shared power to vote or direct
                                                   the vote/sole power to dispose   the vote/shared power to dispose
                                                             or direct                         or direct
Name                                                      the disposition                    the disposition
------                                                    ---------------                    ---------------
Growth International Ltd.                                    2,349,400                              0
C-Saw Investments (USA), Ltd.                                2,079,700                              0
Jericho Partners, Ltd.                                       4,902,800                              0
George Guttman                                                   0                               _______


         (c) Within the past sixty days, the following transactions in the Common Stock were effected by Growth International Ltd.:

  Date of Transaction                   Number of Shares
  -------------------                   ----------------
                                       Acquired Disposed of              Price        Nature of Transaction
                                       --------------------              -----        ---------------------


         Within the past sixty days,  the following  transactions  in the Common
Stock were effected by C-Saw Investments (USA), Ltd.:

  Date of Transaction                   Number of Shares
  -------------------                   ----------------
                                       Acquired Disposed of              Price        Nature of Transaction
                                       --------------------              -----        ---------------------


                                  Page 8 of 11

         Within the past sixty days,  the following  transactions  in the Common
Stock were effected by Jericho Partners, Ltd:

  Date of Transaction                   Number of Shares
  -------------------                   ----------------
                                       Acquired Disposed of              Price        Nature of Transaction
                                       --------------------              -----        ---------------------

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001.

                                     GROWTH INTERNATIONAL LTD.



                                     By: /s/ George Guttman
                                         -------------------------------
                                            Name: George Guttman
                                            Title: President

                                     C-SAW INVESTMENTS (USA), LTD.



                                     By: /s/ George Guttman
                                         -------------------------------
                                           Name: George Guttman
                                           Title: President

                                     JERICHO PARTNERS, LTD.



                                     By:/s/ George Guttman
                                        --------------------------------
                                           Name: George Guttman
                                           Title: President

                                           /s/ George Guttman
                                        --------------------------------
                                              George Guttman

                                                                       Exhibit 1
                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: February  12, 2001.

                                       GROWTH INTERNATIONAL LTD.



                                       By: /s/ George Guttman
                                           -------------------------------
                                              Name: George Guttman
                                              Title: President

                                       C-SAW INVESTMENTS (USA), LTD.



                                       By: /s/ George Guttman
                                           -------------------------------
                                             Name: George Guttman
                                             Title: President

                                       JERICHO PARTNERS, LTD.



                                       By: /s/ George Guttman
                                           -------------------------------
                                             Name: George Guttman
                                             Title: President

                                          /s/ George Gutman
                                          --------------------------------
                                              George Guttman